August 31, 2016

AdvanSix Inc.
Form 10

File No. 001-37774

Dear Mr. Ingram:

We refer to the letter dated August 26, 2016 (the “Comment Letter”), from the U.S. Securities and Exchange Commission (the “SEC”) to AdvanSix Inc. (the “Company”) setting forth the comments of the staff of the SEC (the “Staff”) on the Company’s Registration Statement on Form 10, File No. 001-37774, filed on August 16, 2016 (the “Registration Statement”).

Concurrently with this response letter, the Company is electronically transmitting Amendment No. 4 to the Registration Statement (the “Amendment”), which includes an amended Information Statement as Exhibit 99.1 (the “Information Statement”), for filing under the Securities Exchange Act of 1934. The Amendment includes revisions made in response to the comments of the Staff in the Comment Letter. We have enclosed for your convenience four clean copies of the Amendment and four copies of the Amendment that have been marked to show changes made to the originally filed Registration Statement.

The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. The page numbers in the responses refer to pages in the marked copy of the Information Statement.

Exhibit 99.1

Unaudited Pro Forma Combined Financial Statements, page 32

1.	We note your response to comment 4 of our letter dated August 3, 2016. Upon the consummation of the Spin-Off, you will issue restricted stock units to certain AdvanSix executives. Please disclose how you intend to account for these units and correspondingly what consideration was given to reflecting them in your pro forma financial statements. We note that they are currently only reflected in your determination of pro forma weighted average diluted number of shares outstanding.

Response: The Company has revised its disclosure on page 38 of the Information Statement to address the Staff’s comment. The fair value of the restricted stock units (RSUs) the Company intends to issue to the Company’s executives at the time of the Spin-Off will be expensed ratably over the three-year vesting period from the grant date. The Company has included an adjustment to Selling, general and administrative expenses in the Company’s unaudited pro forma combined financial statements to reflect, in the case of the combined statements of operations for the year ended December 31, 2015, one year of expenses for these RSUs and, in the case of the combined statements of operations for the six months ended June 30, 2016, half of one year of expenses for these RSUs. Other than the foregoing adjustment, the Company has not included adjustments to reflect any other incremental impact of providing long-term incentive plans to the Company’s employees and directors, expected changes to long-term incentives for existing employees or incremental compensation for directors because these estimated amounts are not currently factually supportable. The Company has instead included these amounts in the total estimated additional recurring costs that the Company expects to incur annually as a stand-alone public company.

2.	Please tell us what consideration was given to reflecting any incremental costs associated with your transition service agreement as well as other agreements with Honeywell in your pro forma financial information pursuant to Rule 11-02(b)(6) of Regulation S-X. It appears that you currently only reflect the supply agreement discussed on page 78.

Response: The Company has revised its disclosure on pages 34, 35 and 38 of the Information Statement to address the Staff’s comment. The Company supplementally advises the Staff that no adjustment has been made in the Company’s unaudited pro forma combined financial statements to reflect the incremental costs associated with the Company’s transition services agreement with Honeywell. The Company compared the costs of the services to be provided by Honeywell pursuant to the transition services agreement, including Honeywell’s profit margin, after the Spin-Off to the historical costs of such services allocated to the Company by Honeywell which are reflected in the Company’s historical combined financial statements. On the basis of this comparison, the Company determined that no adjustment for incremental costs related to those services is required because, after factoring in additional services that the Company will either acquire from third parties or perform itself, the aggregate costs are consistent over both periods. Therefore, the incremental costs associated with the Company’s transition services agreement for these services are not material.

3.	We note your response to comment 7 of our letter dated August 3, 2016. It appears that adjustment (a) rather than (j) represents the adjustment to calculate your tax provision on a separate return basis. Please advise or revise as necessary. Please better clarify in your disclosures the purpose of adjustment (j) and how it relates to the reserve for remediation claims discussed in adjustment (c).

Response: The Company advises the Staff that its response to comment 7 in the Staff’s letter dated August 3, 2016 should have referred to the adjustments reflected in note (a) accompanying the unaudited pro forma combined financial statements rather than the adjustments reflected in note (j).

The Company has revised its disclosure on pages 37 and 38 of the Information Statement to further clarify the impact to deferred taxes resulting from Honeywell’s retention of a certain reserve for a remediation claim. As discussed in note (c), this reserve, reflected in the Company’s historical combined financial statements, will not be retained by AdvanSix after the consummation of the Spin-Off. To the extent that deferred tax assets or liabilities were recorded in the Company’s historical combined financial statements in connection with this underlying reserve, such deferred tax balances will not be retained by AdvanSix, thereby resulting in a pro forma adjustment.

4.	For adjustment (i), it is not clear why you would not present the impact on revenues and cost of goods sold separately on your pro forma statement of operations. Please revise or advise as necessary. Please also disclose why the net impact of adjustment (i) would result in an increase in margin for the year ended December 31, 2015 whereas it resulted in a reduction in margin for the six months ended June 30, 2016.

Response: The Company has revised its disclosure on page 38 of the Information Statement to address the Staff’s comment. The Company advises the Staff that no cost of goods sold adjustment is necessary to the Company’s historical combined statements of operations because the cost of goods sold allocated to the sale of products pursuant to the supply agreement is equal to the costs of goods sold reflected in the Company’s historical combined financial statements. However, a pro forma adjustment is required to present the impact of the supply agreement on the Company’s sales because Honeywell is required by the terms of the supply agreement to pay a margin whereas, under the intercompany arrangement prior to the Spin-Off, the products were sold to Honeywell at cost. The revenue calculated for adjustment (h) (previously adjustment (i)) has been revised on pages 34 and 35 of the Information Statement to include the appropriate amount of incremental revenue that reflects a 5% margin pursuant to the supply agreement with Honeywell.

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Please contact me at (212) 474-1788 with any questions you may have regarding the Registration Statement or this letter. Electronic mail transmissions may be sent to me at eschiele@cravath.com and facsimile transmissions may be sent to my attention at (212) 474-3700.

Sincerely,

/s/ Eric L. Schiele

Eric L. Schiele

Mr. Jay Ingram

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3628

Copies to:

Ms. Asia Timmons-Pierce

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3628

Encls.

VIA FEDERAL EXPRESS AND EDGAR

Copy to:

Ms. Erin N. Kane

Chief Executive Officer

AdvanSix Inc.

115 Tabor Road

Morris Plains, NJ 07950

VIA EMAIL